CERTIFICATE OF QUALIFIED PERSON

To accompany this technical report entitled: “Preliminary Economic Assessment Update for the Timok Project, Republic of Serbia”, prepared for Nevsun Resources Ltd. (the “issuer”) dated November 30, 2017, with an effective date September 01, 2017 (the “Technical Report”).

I, Lucas Hekma, residing in Laguna Beach, California, USA, do hereby certify that:

1)	I am a Principal with Interface LLC, 11 Pacific Vista, Laguna Beach, CA 92651 USA;

2)	I am a graduate of Syracuse University, Syracuse, New York (1983), from where I obtained a Bachelor of Science in Civil Engineering. I am a graduate of the California State University, Long Beach (1986), from where I obtained a Master of Science in Civil Engineering. I have practiced my profession continuously since 1983 and I have 34 years’ experience in project development. I have significant experience in environmental impact assessment and project permitting;

3)	I am registered Civil Engineer in California (C47383). As a result of my experience and qualifications, I am a Qualified Person as defined in NI 43-101;

4)	I have personally inspected the subject project on various occasions since August 2016;

5)	I have read the definition of “qualified person” set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects(“NI 43-101”) and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101;

6)	As a qualified person, I am independent of the issuer as defined in Section 1.5 of NI 43-101;

7)	I am the co-author of the Technical Report, responsible for sections 19.1, 19.2, 19.3, 24.6.1, 24.6.2, 24.6.3 and 25.5.1 as well as relevant parts of the Executive Summary, Conclusions and Recommendations and accept professional responsibility for those sections of this technical report;

8)	I had prior involvement with the subject property having contributed to environmental impact assessment and project permitting;

9)	I have read NI 43-101 and Form 43-101F1 and confirm that my sections of this Technical Report have been prepared in compliance therewith;

10)	As of 01 September 2017, to the best of my knowledge, information and belief, the portion of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the portion of the Technical Report for which I am responsible not misleading.

Dated this 30th day of November, 2017 in Vancouver, British Columbia, Canada.

“original signed”

Lucas Hekma, PE Principal Interface LLC